Exhibit 99.1

Draganfly Announces Exercise of Over-Allotment Option

Los Angeles, CA – September 15, 2021 -- Draganfly Inc. (Nasdaq: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), a drone manufacturer and systems developer, today announced that the over-allotment option granted to the underwriters in connection with the Company's previously announced public offering in the United States of common shares (the “Offering”) was exercised in respect of 95,966 common shares. The exercise of the over-allotment at US$4.00 per share produced additional gross proceeds of US$383,864, bringing the aggregate gross proceeds to Draganfly under the Offering to US$20,383,864, before deducting underwriting discounts and Offering expenses.

ThinkEquity, a division of Fordham Financial Management, Inc., acted as sole book-running manager for the Offering.

The Company intends to use the net proceeds of the Offering, together with existing cash, for general corporate purposes, including to fund ongoing operations, to fund growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development, as set out in the Supplement (as defined below).

The Company filed a prospectus supplement (the “Supplement”) to the Company’s short form base shelf prospectus dated July 14, 2021 (the “Base Prospectus”) in each of the provinces of British Columbia, Ontario and Saskatchewan in connection with the Offering. The Supplement and accompanying Base Prospectus were also filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10, which went effective with the SEC on July 29, 2021 (the “Registration Statement”), in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and the accompanying Base Prospectus can be found on SEDAR at www.sedar.com and the Registration Statement containing the Supplement and the Base Prospectus may be found on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673 or by email at prospectus@think-equity.com.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Draganfly

Draganfly Inc. offers drone solutions, software, and AI systems serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets.

Media Contact
Arian Hopkins
Email: media@draganfly.com

Draganfly Contact
Email: info@draganfly.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, statements regarding the anticipated use of proceeds from the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.